SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SKT. The business address of each of the directors and executive officers is SK T-Tower 65, Eulji-ro, Jung-gu, Seoul, Korea 04539. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Young Sang Ryu	President & CEO, Executive Director of SKT
Jong Ryeol Kang	Head of ICT Infra, Executive Director of SKT
Yang Seob Kim	Head of Corporate Planning, CFO, and Executive Director of SKT
Sung Hyung Lee	Non-executive Director of SKT and CFO of SK Inc.
Yong-Hak Kim	Independent Non-executive Director and Chairman of the Board of SKT, and Professor Emeritus, Yonsei University
Seok-Dong Kim	Independent Non-executive Director of SKT, and Chairman of JIPYONG Institute of Humanities and Society
Junmo Kim	Independent Non-executive Director of SKT, and Associate Professor of Electrical Engineering, KAIST
Haeyun Oh	Independent Non-executive Director of SKT, and President of KAIST Artificial Intelligence Research Institute
Mi Kyung Noh	Independent Non-executive Director of SKT, and Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong
Jai Hun Jung	Head of Governance & External Affairs, SKT
Yong Hun Kim	Head of AI Service Business Division, SKT
Suk Geun Chung	Head of Global/AI Tech Business Division, SKT
Bong Ho Lim	Head of Customer Business Division, SKT
Kyeong Deog Kim	Head of Enterprise Business Division, SKT
Seung Hyun Yang	Head of Global Solution Tech, SKT
Hyun Ki Chang	Head of MNO AIX CT, SKT
Yong Joo Park	Head of ESG, SKT
Ki Yoon Lee	Head of CR, SKT
Hee Sup Kim	Head of Communication, SKT
Kyung Sang Yu	Head of Strategy & Development, SKT
Min Yong Ha	Head of Global Solution Office, SKT

Jung Whan Ahn	Head of Corporate Culture, SKT
Hyuk Kim	Head of Media Business & Alliance, SKT